Exhibit 99.1

Cool Company Ltd. Announces First Quarter 2024 Earnings Release Date

Hamilton, Bermuda, May 15, 2024: Cool Company Ltd. (NYSE: CLCO / CLCO.OL, “CoolCo” or the “Company”) will host a First Quarter 2024 Earnings call and webcast presentation on Wednesday, May 22, 2024, at 8:00 A.M. New York / 2:00 P.M. Oslo / 1:00 P.M. London. The presentation will be available to download from the Presentations and Webcasts subsection of the Investors section of the Company’s website at www.coolcoltd.com.

We recommend that participants join the conference call via the listen-only live webcast link provided. Sell-side analysts interested in raising a question during the Q&A session that will immediately follow the presentation should access the event via the teleconference dial-in options listed below. We recommend connecting 10 minutes prior to the scheduled start time. Information on how to ask questions will be given at the beginning of the Q&A session. There will be a limit of two questions per participant.

a. Listen-only live webcast link

Go to the Investors - News - Presentations and Webcasts section at www.coolcoltd.com and click on the "Webcast" link.

b. Teleconference

Conference call participants who wish to raise a question during the Q&A session should join the teleconference by phone using one of the following options and conference ID CCLQ124:

North America	+1 888-632-3384
International	+1 785-424-1794

Please download the presentation material from www.coolcoltd.com (Investors - News - Presentations and Webcasts) to view it while listening to the conference.

If you are not able to listen at the time of the call, you can access a replay of the event audio on www.coolcoltd.com (Investors - News - Presentations and Webcasts) (on-demand link is available for one year).

ABOUT COOLCO

CoolCo is an LNG Carrier pure play with a balanced portfolio of short and longer-term charters, the cash flows from which form the basis of the Company’s quarterly dividend for common shareholders. In addition to the built-in and funded growth from two newbuilds scheduled to be delivered in the second half of 2024, CoolCo’s strategy includes ongoing assessment of opportunities for vessel acquisitions and potential consolidation in a fragmented market segment. Through its in-house vessel management platform, CoolCo manages and operates its LNG transportation and infrastructure assets for a range of the world’s leading companies in addition to providing such services to third parties. CoolCo benefits from the scale and stature of Eastern Pacific Shipping and its affiliates, encompassing CoolCo’s largest shareholder and the owner of one of the world’s largest independent shipping fleets, which strengthen the Company’s strategic position with regard to shipyards, financial institutions, and access to dealflow. CoolCo supports the world’s decarbonization and energy security needs and has stated its intention to reduce its emissions by 10-15% through its LNGe upgrade program, as part of a fleet-wide improvement target of 35% between 2019 and 2030.

Additional information about CoolCo can be found at www.coolcoltd.com.

This information is subject to the disclosure requirements pursuant to Regulation EU 596/2014 (MAR) article 19 number 3 and Section 5-12 the Norwegian Securities Trading Act.

For further information, please contact:

c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer

John Boots - Chief Financial Officer

Source: Cool Company Ltd.